File No. 812-14458

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO APPLICATION PURSUANT TO SECTION 61(a)(3)(B)

OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF THE

COMMISSION APPROVING A STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

AND THE GRANT OF CERTAIN STOCK OPTIONS THEREUNDER

MEDALLION FINANCIAL CORP.

437 Madison Avenue, 38th Floor

New York, New York 10022

(212) 328-2100

All Communications, Notices and Orders to:

Marisa T. Silverman

General Counsel

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, NY 10022

(212) 328-2100

Copies to:

Andrew M. Murstein

President

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, NY 10022

(212) 328-2100

and

James G. Silk

Partner

Willkie Farr & Gallagher LLP

1875 K Street NW

Washington, DC 20006

(202) 303-1275

September 24, 2015

Total pages 46

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of MEDALLION FINANCIAL CORP. 437 Madison Avenue 38th Floor New York, New York 10022 File No. 812-14458 Investment Company Act of 1940

AMENDMENT NO. 1 TO APPLICATION PURSUANT TO SECTION 61(a)(3)(B) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF THE COMMISSION APPROVING A STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS AND THE GRANT OF CERTAIN STOCK OPTIONS THEREUNDER

The undersigned applicant, Medallion Financial Corp. (the “Company”), a closed-end, non-diversified management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”)1 hereby files this application for an order of the Securities and Exchange Commission (the “Commission”) under Section 61(a)(3)(B) of the 1940 Act approving the Company’s 2015 Non-Employee Director Stock Option Plan (the “Director Plan”) which provides, among other things, for the automatic grant of options up to an aggregate of 12,000 shares which cumulatively vest on each anniversary of the grant for three consecutive years at an exercise price equal to the Fair Market Value (as defined below) on the date of issuance, to current and future directors that are

[1]

Section 2(a)(48) defines a business development company to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

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not employees or officers of the Company (collectively, the “Eligible Directors”) to purchase shares of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”).2 Under the Director Plan, a maximum of 300,000 shares of the Company’s Common Stock, in the aggregate, may be issued to Eligible Directors. A copy of the Director Plan is attached as Exhibit B.

On March 12, 2015, the Company’s Board of Directors (the “Board” or the “Board of Directors”) approved the Director Plan. The Director Plan was approved by the Company’s stockholders at the annual meeting of stockholders held on June 5, 2015 and will become effective subject to and following receipt of the order issued by the Commission (the “Approval Date”).

The Company seeks this order of the Commission consistent with previous orders granted under Section 61(a)(3)(B) of the 1940 Act approving certain plans and stock options granted to non-employee directors of business development companies.3 The requested order is substantially the same as those orders granted to the Company by the Commission with respect to the Amended and Restated 1996 Non-Employee Director Stock Option Plan (the “1996

[2]	The amount of the Company’s Common Stock that can be acquired by any individual Eligible Director pursuant to such options is limited. The total number and percentage of shares that can be issued pursuant to options granted to all Eligible Directors as a group also is limited by both the terms of the Director Plan and Section 61(a)(3) of the 1940 Act.
[3]

See American Capital, Ltd., Investment Company Act Release Nos. 28895 (Sept. 3, 2009) (notice) and 28935 (Sept. 30, 2009) (order); Kohlberg Capital Corporation, Investment Company Act Release Nos. 28228 (Mar. 28, 2008) (notice) and 28239 (Apr. 23, 2008) (order); American Capital Strategies, Ltd., Investment Company Act Release Nos. 28001 (Sept. 27, 2007) (notice) and 28020 (Oct. 24, 2007) (order); Hercules Technology Growth Capital, Inc., Investment Company Act Release Nos. 27968 (Sept. 12, 2007) (notice) and 28011 (Oct. 10, 2007) (order); Gladstone Capital Corporation, Investment Company Act Release Nos. 25881 (Jan. 3, 2003) (notice) and 25917 (Jan. 29, 2003) (order) (the “Gladstone Order”); UTEK Corporation, Investment Company Act Release Nos. 25468 (Mar. 20, 2002) (notice) and 25529 (Apr. 16, 2002) (order) (the “UTEK Order”); Franklin Capital Corporation, Investment Company Act Release Nos. 24254 (Jan. 18, 2000) (notice) and 24287 (Feb. 14, 2000) (order) (the “Franklin Order”); Allied Capital Corporation, Investment Company Act Release Nos. 23946 (Aug. 12, 1999) (notice) and 24000 (Sept. 8, 1999) (order).

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Director Plan”),4 the 2006 Non-Employee Director Stock Option Plan (the “2006 Director Plan”)5 and the First Amended and Restated 2006 Non-Employee Director Stock Option Plan (the “2006 Amended Director Plan”).6

[4]	See Medallion Financial Corp., Investment Company Act Release Nos. 22350 (Nov. 25, 1996) (notice) and 22417 (Dec. 23, 1996) (order), as amended by Medallion Financial Corp., Investment Company Act Release Nos. 24342 (Mar. 17, 2000) (notice) and 24390 (Apr. 12, 2000) (order).
[5]	See Medallion Financial Corp., Investment Company Act Release Nos. 27917 (July 30, 2007) (notice) and 27955 (Aug. 28, 2007) (order).
[6]	See Medallion Financial Corp., Investment Company Act Release Nos. 30121 (June 21, 2012) (notice) and 30139 (July 17, 2012) (order).

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A. THE COMPANY

The Company is a specialty finance company that has a leading position in originating, acquiring and servicing loans that finance taxicab medallions and various types of commercial businesses.

The Company is a closed-end, non-diversified management investment company and has elected to be treated as a business development company under Section 2(a)(48) of the 1940 Act. The Company has also elected to be treated for tax purposes as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”). The investment objectives of the Company are to provide a high level of distributable income, consistent with preservation of capital, as well as long-term growth of net asset value and its stock price. The Company is managed by its executive officers under the supervision of its Board of Directors. The Company does not have an external investment adviser within the meaning of Section 2(a)(20) of the 1940 Act. The Company’s investment decisions are made by its executive officers under authority delegated by its Board of Directors. The Common Stock is admitted to quotation on the NASDAQ Global Select Market under the symbol “TAXI.” As of August 28, 2015, there were 24,590,486 shares of Company’s Common Stock outstanding.7

The Company was incorporated in Delaware in 1995 and commenced operations on May 29, 1996 in connection with the closing of its initial public offering (the “Offering”) and simultaneous acquisition (the “Acquisitions”) of three established finance companies. The Acquisitions and the Offering and the resulting two-tier structure were effected pursuant to an

[7]	The Common Stock constitutes the only voting security of the Company currently outstanding.

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order of the Commission8 and the approval of the U.S. Small Business Administration (the “SBA”). A chart that illustrates the current organization of the Company is attached hereto as Exhibit A. The Company currently operates its business through the following three key wholly-owned consolidated subsidiaries and one wholly-owned unconsolidated portfolio company:9

1. Medallion Funding LLC (formerly known as Medallion Funding Corp.). Prior to its acquisition by the Company, Medallion Funding LLC (“MFC”) was a wholly-owned subsidiary of Tri-Magna Corporation (“Tri-Magna”) which was incorporated in New York in 1979. Tri-Magna was a closed-end, management investment company registered under the 1940 Act. Management of the Company had operated Tri-Magna and its subsidiaries since they were organized. Upon consummation of the Acquisitions on May 29, 1996, Tri-Magna was merged into the Company and MFC became a wholly-owned subsidiary of the Company. MFC is a closed-end, management investment company registered under the 1940 Act and is a Small Business Investment Company (“SBIC”) licensed by the SBA. Operating primarily in New York City, MFC is a well-established medallion lender and has diversified its operations by developing a division that originates commercial loans financing small businesses outside of the taxicab industry.

2. Medallion Capital, Inc. On June 16, 1998, the Company completed the acquisition of Capital Dimensions, Inc. (“CDI”) a Specialized Small Business Investment

[8]	Medallion Financial Corp., Investment Company Act Release Nos. 21915 (Apr. 24, 1996) (notice) and 21969 (May 21, 1996) (order).
[9]

The Company also conducts business through its asset-based lending division, Medallion Business Credit, an originator of loans to small businesses for the purpose of financing inventory and receivables, which prior to December 31, 2007, was a wholly-owned investment company subsidiary. On December 31, 2007, Medallion Business Credit was merged into the Company and ceased to exist as a separate legal entity.

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Company (“SSBIC”) lender, headquartered in Minneapolis, Minnesota. CDI was subsequently renamed Medallion Capital, Inc. (“Medallion Capital”). The charter was subsequently amended to convert Medallion Capital from a SSBIC to a SBIC. Medallion Capital focuses on mezzanine and sub-debt lending.

3. Freshstart Venture Capital Corp. On October 2, 2000, the Company acquired Freshstart Venture Capital Corp., a New York corporation (“Freshstart”). Freshstart was incorporated on March 4, 1982 and is an SBIC which originates and services taxicab medallion and commercial loans.

4. Medallion Bank. On May 16, 2002, the Company formed Medallion Bank, a Utah industrial bank regulated by the Federal Deposit Insurance Corporation (the “FDIC”) and the Utah Department of Financial Institutions. Medallion Bank commenced operations on October 21, 2003 after receiving approval from the FDIC for federal deposit insurance on October 2, 2003 and approval of its banking charter from the Utah Department of Financial Institutions on October 9, 2003. Medallion Bank originates taxicab medallion, commercial and recreational vehicle, boat, motorcycle, horse trailer and small scale home improvement consumer loans, raises deposits and conducts other banking activities.10

The Company has formed various other directly and indirectly wholly-owned subsidiaries (each an “Affiliate” and collectively the “Affiliates”) to facilitate the operations of its main operating entities described above, including Affiliates that were formed to hold assets incident to the Company’s ordinary course of business.

[10]	The Company also conducts business through a wholly-owned portfolio company, Medallion Servicing Corporation, which provides loan services to Medallion Bank. Medallion Bank assigned all of its loan servicing rights, which consist of taxi medallion and commercial loans originated by Medallion Bank to Medallion Servicing Corporation and bills and collects the related service fee income from Medallion Bank.

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At December 31, 2014, approximately $677,155,000, or 52% of the Company’s managed net investment portfolio was comprised of managed medallion loans and approximately $114,404,000, or 9%, was comprised of other managed commercial loans. Consumer loans originated by Medallion Bank in the amount of $472,547,000 comprised 36% of the Company’s managed net investment portfolio.

B. THE COMPANY’S MANAGEMENT AND BOARD OF DIRECTORS

The Company has an eight member Board, six of whom are Eligible Directors, and a management staff consisting of eight officers (two of whom are also directors). Each board of directors of MFC, Medallion Capital and Freshstart (the “Key Subsidiaries”) is comprised of a majority of non-employee directors. These directors are the same individuals which comprise the Company’s Board of Directors.11 The board of directors of Medallion Bank is also comprised of a majority of non-interested, non-employee directors, but these directors differ from the Company’s directors and cannot participate in the Director Plan or in the 2006 Amended Director Plan. The Company’s directors each have direct responsibilities relating to the Company’s businesses with active operations and, unless the context indicates otherwise, references herein to the Company shall include the Key Subsidiaries and references herein to the Company’s Board of Directors shall include each Key Subsidiary’s board of directors, except that the term “Eligible Director” shall include only a non-employee director of a Key Subsidiary who is also concurrently a non-employee director of the Company. Five of the six Eligible Directors on the Company’s Board of Directors are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Company. The interested directors are Alvin Murstein,

[11]

The members of the Company’s Board of Directors are Alvin Murstein, Andrew M. Murstein, Henry L. Aaron, Henry D. Jackson, Stanley Kreitman, Frederick A. Menowitz, David L. Rudnick and Lowell P. Weicker, Jr. The Key Subsidiaries each have a Board of Directors with Eligible Directors.

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Andrew M. Murstein and David L. Rudnick. As discussed in further detail in this application, the Company’s directors have extensive and varied financial, regulatory, political and legal experience which enhance the Company’s ability to accomplish its investment objectives and increase stockholder value through development of its finance and advertising businesses.

The Company’s directors are actively involved in the oversight of the Company’s affairs and the Company relies extensively on the judgment and experience of its directors. Regular meetings of the Company’s Board of Directors are held four times each year. Special meetings of the Board are held when needed. The regular and special meetings have been lengthy and comprehensive. The Company’s Board and each Key Subsidiary’s board meet sequentially. The number of Board meetings and individual committee meetings for the 2014 calendar year were as follows: four Board meetings, four Audit Committee meetings, three Compensation Committee meetings, one Nominating and Governance Committee meeting and one Executive Committee meeting. The number of Board meetings and individual committee meetings for the current calendar year through August 31, 2015 were as follows: four Board meetings, three Audit Committee meetings, one Compensation Committee meeting, one Nominating and Governance Committee meeting and no Executive Committee meetings.

At the regularly scheduled Board meetings the directors discuss the Company’s financial and operating performance during the preceding quarter, current performance through the date of the meeting and projections. In addition, the directors declare the quarterly dividend and discuss any other matters brought before the meeting. As part of the Board’s analysis of financial and operating performance, the Board values the Company’s assets. A substantial portion of the Company’s assets consists of loans held directly by the Company and in the portfolios of the Key

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Subsidiaries. The Company’s Board values its assets, including its investment in its Affiliates, and the Key Subsidiaries’ boards value their respective assets.

The Key Subsidiaries’ respective boards of directors adhere to a valuation policy approved by the SBA. In calculating the value of each Key Subsidiary’s total assets, loans are valued at fair value as determined in good faith by that subsidiary’s board of directors. In making such determinations, the relevant board of directors values loans and nonconvertible debt securities for which there exists no public trading market at cost plus amortized original issue discount, if any, unless adverse factors lead to a determination of a lesser value, at which time net unrealized depreciation of investments would be recognized. Since the values of many of the Company’s loans are largely based upon intangibles, a determination of fair value must consider not only the numerous traditional measures of value, but also the relative importance of various factors in the particular circumstances.

In addition to the matters described above which are discussed at each regularly scheduled meeting of the Board, there are also reports and discussions regarding certain or all of the following: (i) the annual budget and operating plans and any revisions thereto; (ii) credit and loan policies; (iii) origination, credit quality and yield, refinancing and prepayment rates of the medallion loan, commercial loan, and consumer loan portfolios; (iv) marketing; (v) leverage and asset and liability management; (vi) interest rate projections and risk; (vii) funding and liquidity and capital resources; (viii) development of new financial products; (ix) geographic and product diversification of the finance and advertising businesses; (x) participations; (xi) acquisitions; and (xii) legal, accounting and taxation regulatory and compliance matters.

As indicated above, the Company relies on its Eligible Directors for, among other things, guidance and advice on financial and operational issues, credit and loan policies, asset valuation

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and strategic direction. In addition to their work at regular and special Board meetings, the Eligible Directors also devote time to serving on the committees of the Board of Directors, namely the Audit Committee, the Compensation Committee, the Nominating and Governance Committee and the Executive Committee. The Audit Committee, Compensation Committee and Nominating and Governance Committee are comprised of only Eligible Directors. Messrs. Jackson, Kreitman and Menowitz comprise the Audit Committee. Messrs. Aaron, Menowitz and Weicker comprise the Compensation Committee. Messrs. Jackson, Kreitman and Weicker comprise the Nominating and Governance Committee. Messrs. Kreitman and Rudnick serve on the Executive Committee with Messrs. Alvin Murstein and Andrew M. Murstein.

The core functions of the Audit Committee are (i) making recommendations as to the engagement or termination of the Company’s outside auditors; (ii) reviewing the overall audit plan to determine whether the plan is appropriate and to recommend improvements; (iii) reviewing the external audit; (iv) reviewing the internal audit; (v) reviewing the internal accounting controls; and (vi) reviewing the Company’s loan approval procedures and the Company’s asset valuation procedures.

The Compensation Committee makes recommendations concerning compensation of the executive officers and employees of the Company including (i) all incentive, restricted stock or stock option plans or arrangements established by the Company for officers and employees, including the grant of restricted stock and stock options to employees; (ii) adoption and amendment of all employee restricted stock, employee stock option and other employee benefit plans and arrangements; and (iii) the engagement of, terms of any employment agreements and arrangements with, and termination of all officers of the Company. The Compensation

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Committee has not, and will not, make recommendations with respect to the grant of stock options under the Director Plan.

The Nominating and Governance Committee identifies individuals qualified to become members of the Board of Directors and recommends individuals to the Board of Directors for nomination as members of the Board of Directors and its committees. The Nominating and Governance Committee is also charged with overseeing the evaluation of the Board of Directors and reviewing the Company’s board governance principles and advising the board on such board governance.

The Executive Committee meets on an ad hoc basis to provide strategic and managerial advice to management.

The Board of Directors will administer the Director Plan once approved by the Commission. The Board has certain responsibilities under the Director Plan, including: (i) determining in good faith an option’s exercise price if the Company’s Common Stock is not quoted on the date of an option grant, which shall be no less than the current net asset value per share of the Common Stock on the date of issuance of the option; (ii) determining a form of written notice of exercise; (iii) allowing payment by delivery of an exercise notice and irrevocable instructions to a registered securities broker to sell shares of Common Stock and promptly deliver cash to the Company; (iv) making decisions regarding restrictions on the transfer of options; (v) prescribing rules relating to the satisfaction of applicable federal, state and local tax withholding requirements; (vi) determining whether restrictive legends are needed on certificates for shares acquired pursuant to an option; and (vii) determining when to issue certificates based on whether all rules and regulations, under federal, state or local law, deemed applicable by the Board, have been satisfied.

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The Director Plan provides that the Board will administer the provisions of the Director Plan. However, the functions of the Board will be solely administrative in nature, as the terms of the options to be granted to the Eligible Directors are specified in the application and in Article 6 of the Plan. More specifically, the Director Plan is a formula plan, where grants are automatic and pre-determined, which should not present any discretionary functions that would present a conflict of interest.

Finally, the Company’s Eligible Directors are involved from time to time in the ongoing operations of the Company. Management also communicates with Eligible Directors on an individual basis to solicit their advice with respect to financial and operating performance and prospective loans, transactions, acquisitions and operational matters. The Company’s Eligible Directors are identified in the following section of this application.

C. THE ELIGIBLE DIRECTORS

1. Henry L. Aaron

Mr. Aaron has served as a director of the Company since November 2004. Mr. Aaron served as a director of Turner Broadcasting System, Inc. from 1980 until its acquisition by Time Warner, Inc. in 1996. Mr. Aaron is currently Senior Vice President of Atlanta National League Baseball Club, Inc. Mr. Aaron sits on the board of directors of DSW Inc. and the Atlanta Braves. He also sits on the board of advisors of the Atlanta Falcons. Mr. Aaron previously served as a director of Retail Ventures, Inc. and Sports Properties Acquisition Corp. He is a member of the Board of Governors for Boys and Girls Clubs of America. Mr. Aaron is a recipient of the Presidential Medal of Freedom, the nation’s highest civilian award, awarded by President George W. Bush.

2. Henry D. Jackson

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Mr. Jackson has served as a director of the Company since November 2002. Mr. Jackson is Managing Partner and Chief Executive of OpCapita LLP, a private equity fund headquartered in London, England and focused on the acquisition and operational improvement of companies in the European retail, consumer and leisure sectors. Prior to establishing OpCapita in 2006, he spent 20 years as an investment banker to the retail sector in Europe and the United States and was a Managing Director of Deutsche Bank and Credit Suisse First Boston. Mr. Jackson received a B.Sc., with honors, from the Wharton School, a B.A., with honors, from the University of Pennsylvania, and was elected to Phi Beta Kappa.

3. Stanley Kreitman

Mr. Kreitman has served as a director of the Company since February 1996. Since 1993, Mr. Kreitman has served as Chairman of Manhattan Associates, an investment banking company. In addition, since 2001, Mr. Kreitman has served as Senior Advisor of the Advisory Board to Signature Bank. Mr. Kreitman served as a director of Tri-Magna from 1991 until May 1996. Mr. Kreitman served as President of the United States Banknote Corporation, a securities printing company, from 1976 until his retirement in 1996. Mr. Kreitman serves as a member of the board of directors of CCA Industries, Inc. and Arbor Realty Corp., both publicly-traded companies. Mr. Kreitman previously served as a director of KSW Corp., Capital Lease Funding, Geneva Financial Corp. and Renaissance Acquisition Corp. Mr. Kreitman received a B.S. from New York University.

4. Frederick A. Menowitz

Mr. Menowitz has served as a director of the Company since May 2003. Mr. Menowitz is currently an independent real estate investor with over 50 years of experience and a philanthropist. Mr. Menowitz received a B.A. from the University of Virginia and a J.D. from

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the University of Virginia School of Law. He is a Founder of Mount Sinai Medical Center, Miami Beach, Florida and member of the Board of Directors of the Cystic Fibrosis Foundation.

5. David L. Rudnick

Mr. Rudnick has served as a director of the Company since February 1996. Mr. Rudnick serves as President of Rudco Properties, Inc., a real estate management concern and CEO of the Century Associates Group, a national commercial real estate concern which he founded in 1969. Mr. Rudnick served as President of Rudco Industries, Inc., an international manufacturer of machine readable documents, from 1963 to 1986. Mr. Rudnick previously served as President of the Financial Stationers Association and a director of West Side Federal Savings & Loan Association. Mr. Rudnick received an A.B. with honors in economics from Harvard University and an M.B.A. from Columbia University Graduate School of Business. Mr. Rudnick is Andrew M. Murstein’s father-in-law.

6. Lowell P. Weicker, Jr.

Mr. Weicker has served as a director of the Company since February 2003. Mr. Weicker served as Governor of the State of Connecticut from 1991 to 1995. He served as a United States Senator representing the State of Connecticut from 1970 to 1988. Mr. Weicker serves as President of Trust for America’s Health, a Washington, DC-based advocate for better public health. Mr. Weicker previously served as a director of World Wrestling Entertainment, Inc. and Compuware Corporation. He received a B.A. from Yale University and a L.L.B. from the University of Virginia School of Law.

D. THE COMPANY’S EXECUTIVE COMPENSATION PROGRAM

The knowledge, experience and guidance of the Company’s management and Board of Directors are critical to the Company’s success. Officers and employees of the Company receive

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cash compensation and benefits in the form of options, medical and life insurance benefits and paid vacation. Officers and employees, including employee directors, are currently eligible to receive stock options under the Amended and Restated 2006 Employee Stock Option Plan (the “2006 Employee Plan”, as discussed below). The 2006 Employee Plan replaced the Amended and Restated 1996 Stock Option Plan (the “1996 Employee Plan”) which expired on May 21, 2006.

The 2006 Employee Plan was approved by the Company’s Board of Directors on February 15, 2006 and by the Company’s stockholders at the annual meeting of stockholders held on June 16, 2006. Like the 1996 Employee Plan, it was adopted to attract and retain key employees and to enable them to participate in the Company’s long-term growth. The aggregate number of shares of the Company’s common stock that is available for issuance under the 2006 Employee Plan is 800,000 shares of Common Stock. If awards under the 2006 Employee Plan are forfeited or terminate before being exercised, then the shares underlying those awards will again become available for awards under the 2006 Employee Plan. Options granted under the 2006 Employee Plan may be exercised for a period of no more than ten years from the date of grant. Employees of the Company and its Affiliates are eligible to participate in the 2006 Employee Plan. Eligible Directors are not eligible to receive stock options under the 2006 Employee Plan. The maximum number of shares that may be covered by options granted under the 2006 Employee Plan for a single participant is 125,000. Unless sooner terminated by the Board of Directors, the 2006 Employee Plan will terminate on February 15, 2016, and no additional awards may be made under the 2006 Employee Plan after that date. The Board of Directors may not materially increase the number of shares authorized under the 2006 Employee

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Plan or materially increase the benefits accruing to participants under the 2006 Employee Plan without the approval of the stockholders of the Company.

On April 16, 2009, the Board approved the 2009 Employee Restricted Stock Plan (the “2009 Restricted Stock Plan”), providing for the periodic grants of shares of restricted stock (i.e., stock that, at the time of issuance, is subject to certain forfeiture restrictions and thus is restricted as to its transferability until such forfeiture restrictions have lapsed) (the “Restricted Stock”), for its employees and employees of its Affiliates. On April 26, 2010, the Commission issued an order approving the 2009 Restricted Stock Plan, as amended,12 and such plan was subsequently approved by the Company’s stockholders at the annual meeting of stockholders held on June 11, 2010. No future issuances of grants are permitted under the 2009 Restricted Stock Plan as of June 11, 2015. As of August 28, 2015, 546,471 Restricted Stock grants have been made pursuant to the 2009 Restricted Stock Plan, which have not been forfeited.

On February 13, 2015, the Board approved the 2015 Employee Restricted Stock Plan (the “2015 Restricted Stock Plan”), providing for the periodic grants of shares of Restricted Stock for its employees, prospective employees, and employees of its Affiliates. On March 17, 2015, the Company filed an application, and on July 15, 2015, the Company filed an amendment to the application, with the Commission for an order pursuant to Section 6(c) of the 1940 Act granting an exemption from Sections 23(a), 23(b) and 63 and pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1 under the 1940 Act authorizing certain joint transactions otherwise prohibited by Section 57(a)(4). The 2015 Restricted Stock Plan will become effective upon the latest to occur

[12]	Medallion Financial Corp., Investment Company Act Release Nos. 29201 (Apr. 1, 2010) and 29258 (Apr. 26, 2010).

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of (i) adoption by the Board; (ii) approval of this Plan by the stockholders of the Company; and (iii) approval of this Plan by the Commission.

Eligible Directors receive $39,655 for each year they serve, payable in quarterly installments, and receive $3,965 for each Board of Directors meeting per quarter attended, $3,965 for attendance at any additional Board of Directors meetings that quarter, $1,130 for each telephonic Board of Directors meeting, $1,700 for each Compensation Committee and Nominating and Governance Committee meeting attended, $3,400 for each Audit Committee meeting attended and $3,965 for each Executive Committee attended. The Chairperson of the Audit Committee receives an additional $2,265 for each Audit Committee meeting attended. The Chairpersons of the Compensation Committee and Nominating and Governance Committee receive an additional $1,700 for each Compensation Committee meeting and Nominating and Governance Committee meeting attended by such Chairperson. All related expense incurred by Eligible Directors will be reimbursed.

The Eligible Directors are also compensated with stock options issued under the 2006 Amended Director Plan. The 2006 Amended Director Plan was approved by the Company’s Board on April 16, 2009, and by the Company’s stockholders at the annual meeting of stockholders held on June 5, 2009. The directors receive no other compensation for their services to the Company. Current and future directors that are not employees or officers of the Company are currently eligible to receive stock options under the 2006 Amended Director Plan. The aggregate number of shares that may be optioned under the 2006 Amended Director Plan is 200,000. If an option expires or terminates for any reason without having been fully exercised, the unissued shares that had been subject to such option will become available for the grant of additional options. Options granted under the 2006 Amended Director Plan may be exercised for

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a period of no more than ten years from the date of grant. The 2006 Amended Director Plan will expire on February 15, 2016. The Board may not materially increase the number of shares authorized under the 2006 Amended Director Plan or materially increase the benefits accruing to participants under the 2006 Amended Director Plan without the approval of the stockholders of the Company and approval by order of the Commission upon application. Officers and employees, including employee directors, are not eligible to receive stock options under the 2006 Amended Director Plan.

The Company does not have a profit-sharing plan as described in Section 57(n) of the 1940 Act and pays no compensation described in paragraph (a)(1) of Section 205 of the Advisers Act of 1940 (the “Advisers Act”).

E. APPLICABLE STATUTORY PROVISIONS

Section 61(a)(3)(B) of the 1940 Act provides, in pertinent part, that a business development company may issue to its non-employee directors options to purchase its voting securities pursuant to an executive compensation plan, if certain conditions are met. These conditions are:

1.	that the options expire by their terms within ten years (Sections 61(a)(3)(A)(i) and 61(a)(3)(B)(i)(II));

2.	that the exercise price of the options is not less than the current market value of the underlying securities at the date of the issuance of the options, or if no such market value exists, the then current net asset value of the underlying securities (Sections 61(a)(3)(A)(iii) and 61(a)(3)(B)(i)(II));

3.	that the proposal to issue such options is authorized by the company’s stockholders, and is approved by order of the Commission, upon application, on

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the basis that the terms of the proposal are fair and reasonable and do not involve overreaching of the company or its stockholders (Section 61(a)(3)(B)(i)(II));

4.	that the options are not transferable except for disposition by gift, will or intestacy (Section 61(a)(3)(B)(ii));

5.	that no investment adviser of the company receives any compensation described in Section 205(a)(1) of the Advisers Act (“performance based compensation”), except to the extent permitted by clause (A) and (B) of that section (Section 61(a)(3)(B)(iii)); and

6.	that the company does not have a profit-sharing plan described in Section 57(n) of the 1940 Act (Section 61(a)(3)(B)(iv)).

In addition, Section 61(a)(3) of the 1940 Act provides that the amount of the Company’s voting securities that would result from the exercise of all outstanding warrants, options and rights at the time of issuance may not exceed 25% of the Company’s outstanding voting securities, except that if the amount of voting securities that would result from the exercise of all outstanding warrants, options and rights issued to the Company’s directors, officers and employees pursuant to any executive compensation plan, meeting the requirements of Section 61(a)(3)(B), would exceed 15% of the Company’s outstanding voting securities, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights at the time of issuance may not exceed 20% of the outstanding voting securities of the Company.

Section 63(3) of the 1940 Act permits a business development company to sell its common stock at a price below current net asset value upon the exercise of any option issued in accordance with Section 61(a)(3) of the 1940 Act.

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F. THE COMPANY’S STOCK OPTION PLANS

Currently, the Company provides its Eligible Directors with options to acquire equity securities of the Company through the 2006 Amended Director Plan and will continue to do so through the Director Plan, once approved by the Commission. The 2006 Employee Plan provides officers and employees (including employee directors) of the Company with the opportunity to acquire equity securities of the Company. Together, these two stock option plans are an essential element of the Company’s overall executive compensation program and are expected to enhance significantly the Company’s ability to recruit experienced and capable individuals. They also provide directors, officers and key employees with important incentives to remain with the Company and to maintain their outstanding level of effort on the Company’s behalf. Finally, the two stock option plans provide the Company’s directors, officers and key employees with a direct stake in the Company’s success to help to ensure a closer identification of their personal interests with those of the Company and its other stockholders.

The 2006 Employee Plan was approved by the Board of Directors on February 15, 2006 and was approved by the Company’s stockholders at the Company’s annual meeting of stockholders held on June 16, 2006. The 2006 Amended Director Plan was approved by the Board of Directors on April 16, 2009 and was approved by the Company’s stockholders at the Company’s annual meeting of stockholders held on June 5, 2009. The Director Plan will become effective and replace the 2006 Amended Director Plan on the Approval Date.

Under the Director Plan, the 2015 Restricted Stock Plan, the 2009 Restricted Stock Plan, the 2006 Amended Director Plan and the 2006 Employee Plan, an aggregate of 2,546,471 shares of the Company’s Common Stock have been reserved for issuance to the Company’s directors, officers and employees (300,000 shares are reserved for issuance under the Director Plan,

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700,000 shares are reserved for issuance under the 2015 Restricted Stock Plan, 546,471 shares are reserved for issuance under the 2009 Restricted Stock Plan,13 200,000 shares are reserved for issuance under the 2006 Amended Director Plan and 800,000 shares are reserved for issuance under the 2006 Employee Plan). The remaining 150,708 shares of the Company’s Common Stock subject to issuance to officers and employees under the 2006 Employee Plan represents 0.61% of the 24,590,486 shares of the Company’s Common Stock outstanding as of August 28, 2015. The remaining 37,000 shares of the Company’s Common Stock subject to issuance to Eligible Directors under the 2006 Amended Director Plan represents 0.15% of the 24,590,486 shares of the Company’s Common Stock outstanding as of August 28, 2015. No shares of the Company’s Common Stock are subject to issuance to officers and employees under the 2009 Restricted Stock Plan as of August 28, 2015. The Company has no restricted stock, warrants, options or rights to purchase its outstanding voting securities other than those granted or to be granted to its directors, officers and employees pursuant to the 2015 Restricted Stock Plan, the 2009 Restricted Stock Plan, the 1996 Employee Plan, the Director Plan, the 2006 Amended Director Plan and the 2006 Employee Plan. The shares reserved for issuance under the 2015 Restricted Stock Plan, 2009 Restricted Stock Plan, the Director Plan, the 2006 Amended Director Plan and the 2006 Employee Plan represent 2.85%, 2.22%, 1.22%, 0.81% and 3.25% respectively, of the 24,590,486 shares of the Company’s Common Stock outstanding as of August 28, 2015. Eligible Directors are not eligible to receive restricted stock under the 2009 Restricted Stock Plan or stock options under the 2006 Employee Plan and are only eligible to

[13]	Eight hundred thousand shares were initially reserved for issuance under the 2009 Restricted Stock Plan. As of June 11, 2015, no future issuances of grants are permitted under the 2009 Restricted Stock Plan. The remaining 253,529 shares that were available for grant under the 2009 Restricted Stock Plan as of June 11, 2015 are no longer reserved for issuance under such plan.

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receive stock options under the 2006 Amended Director Plan currently and the Director Plan on the Approval Date. Under the Director Plan, a maximum of 300,000 shares of the Company’s Common Stock, in the aggregate, may be issued to Eligible Directors. The Director Plan does not contain any limit on the number of shares of Common Stock that may be issued to any one Eligible Director.

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G. THE PLAN FOR WHICH COMMISSION APPROVAL IS SOUGHT

1.	DESCRIPTION

The Director Plan provides for automatic grants of stock options to Eligible Directors. At each annual meeting of the stockholders of the Company after the Approval Date, each Eligible Director elected or re-elected at such meeting to a three-year term will automatically be granted an option to purchase 12,000 shares of Common Stock at the then current “Fair Market Value.”14 Upon the election, reelection or appointment of an Eligible Director other than at an annual meeting of stockholders (whether by the Board or the stockholders and whether to fill a vacancy or otherwise), each such Eligible Director will automatically be granted an option to purchase that number of shares that is determined by multiplying 12,000 by a fraction, the numerator of which is equal to the number of whole months remaining in the new director’s term and the denominator of which is 36. For example, if an Eligible Director is elected to an 18-month term of office and an Eligible Director elected to a full three-year term of office would have received an option to purchase 12,000 shares of Common Stock, then the Eligible Director elected to the 18-month term would receive an option to purchase 6,000 shares.

Options granted automatically under the Director Plan vest and become exercisable as to one-third of the number of shares covered by such option on each of the first three anniversaries of the date of the grant. The exercise price of an option will be not less than 100% of the Fair Market Value of the Company’s Common Stock at the date of grant.

[14]	“Fair Market Value” is, according to the Director Plan, the closing price of the Common Stock as reported in the Wall Street Journal, Northeast Edition, as quoted on the NASDAQ Global Select Market on the date of grant, or if no such market value exists, the fair market value of a share of Common Stock as determined by the Board pursuant to a reasonable method adopted in good faith for such purpose.

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Under the Director Plan, the Board may, subject to and consistent with the express provisions of the Director Plan: (i) prescribe option agreements, to the extent permitted by, and consistent with Section 6 of the Plan and, the requirements of the 1940 Act and any exemptive relief that may be granted by the Commission or other relief that may be granted by the Commission’s staff; (ii) construe and interpret the Director Plan and award agreements granted thereunder and correct defects, supply omissions, or reconcile inconsistencies therein; (iii) decrease the number of shares subject to the automatic formula option grant or cancel such automatic formula option grant for any one or more years as appropriate to prevent such grant from adversely affecting the interests of the Company’s stockholders, or in the event the automatic formula option grant would exceed the remaining maximum number of shares that may be issued under the Director Plan; (iv) determine the terms and conditions of the options, to the extent permitted by, and consistent with, the requirements of the 1940 Act and any exemptive relief that may be granted by the Commission or other relief that may be granted by the Commission’s staff; and (v) make all other decisions and determinations as the Board may deem necessary or advisable for the administration of the Director Plan.

Any Eligible Director holding exercisable options under the Director Plan who ceases to be an Eligible Director for any reason, other than permanent disability or death or removal for cause, may exercise the rights the director had under the options on the date the director ceased to be an Eligible Director for a period of up to three months following that date. No additional options held by the director will become exercisable after the three month period. In the event of removal of an Eligible Director for cause, all outstanding options held by such director shall terminate as of the date of the director’s removal. Upon the death or permanent disability of an Eligible Director, those entitled to do so under the Eligible Director’s will or the law of descent

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and distribution or a legal representative (in the event of permanent disability) will have the right, at any time within twelve months after the date of death or permanent disability, to exercise in whole or in part any rights which were available to the Eligible Director at the time of his or her death or becoming permanently disabled.

The option exercise price must be paid in cash; provided, however, that the Board, in its sole discretion, may provide in an option agreement that part or all of such payment may be made by an Eligible Director by delivery on a form prescribed by the Board of a properly executed exercise notice and irrevocable instructions to a registered securities broker approved by the Board to sell shares of Common Stock and promptly deliver cash to the Company.

Section 11.2 of the Director Plan also states that, at the discretion of the Board, Company options may be granted in substitution for options to purchase shares of capital stock of another corporation which is merged into, consolidated with, or all or a substantial portion of the property or stock of which is acquired by, the Company or one of its affiliates. The Company recognizes that with regard to any such substitution, Section 23(c) of the 1940 Act, by limiting the ability of a closed-end investment company to repurchase its securities other than in the public markets, and Section 57(a)(1) of the 1940 Act, generally prohibiting a director of a business development company from selling assets to the business development company, prohibit the Company from accepting Common Stock or the surrender of options as a means for paying the exercise price of options without exemptive relief. The Company also recognizes that Section 23(c) of the 1940 Act limits the Company from accepting Common Stock or the surrender of options as a means for paying any tax withholding in connection with options granted under the Director Plan and that the Company may not engage in such transactions without exemptive relief.

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The Director Plan also provides that upon the occurrence of certain changes in the Common Stock, such as a stock dividend, stock split or recapitalization, the option exercise price of outstanding options may be adjusted by the Board. As provided in Section 9 of the Director Plan, however, the option exercise price will not be adjusted in the event of recapitalization, reclassification, reorganization, reincorporation, combination or exchange of shares, merger, consolidation, liquidation or similar change in corporate structure, unless the Company receives exemptive relief from the Commission or other relief that may be granted by the Commission’s staff permitting such adjustment.

Section 10 of the Director Plan, in part, provides the Board may amend the Director Plan. The Board will not make any material amendment to the Amended Director Plan unless the Company receives an order from the Commission approving the terms of such amendment. Sections 10 and 11 of the Director Plan, in part, provide that the Board may amend the terms of outstanding options to the extent permitted by, and consistent with, exemptive relief that may be granted by the Commission or other relief that may be granted by the Commission’s staff.

The Director Plan will expire on February 15, 2026. Each option granted under the Director Plan will expire ten years from the date of grant. Options will not be transferable except for disposition by will or the laws of descent and distribution. The Board of Directors will continue to have limited authority to amend the Director Plan as set forth therein. Amendments required to be approved by the stockholders under the laws of Delaware, the Commission under the 1940 Act (including Section 61), the rules of the NASDAQ Global Select Market or in order to comply with the exemptions set forth in Rule 16b-3 under the Securities and Exchange Act of 1934, will not be effective until so approved. The automatic grants of options will be administered in accordance with the terms of the Director Plan. The Director Plan provides for

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automatic issuance of options upon the election, reelection or appointment of an Eligible Director. All questions of interpretation with respect to the Director Plan and options will be determined by the Board.

All option grants to Eligible Directors will be subject to the limitation set forth in the Director Plan providing that the aggregate number of shares which may be optioned under the Director Plan is 300,000 and the percent limitations on outstanding rights, options and warrants established by Section 61(a)(3)(B). Accordingly, the number of shares issuable under options granted under the Director Plan will equal a very small percentage of the Company’s outstanding Common Stock. As of August 28, 2015, options exercisable for 163,000 shares of the Company’s Common Stock have been granted under the 2006 Amended Director Plan.

The exact magnitude of the dilutive effect of the options on the net asset value of Common Stock of the Company is impossible to predict, since the amount of dilution will depend upon the exercise price of the options (i.e., the Fair Market Value of Common Stock on the date of grant), the net asset value of shares and the number of shares outstanding on the date the options are exercised. Nevertheless, given the small number of shares of Common Stock issuable upon the exercise of options which may be granted under the Director Plan, the exercise of stock options pursuant to the Director Plan should not, absent extraordinary circumstances, have a substantial dilutive effect on the net asset value of the Common Stock of the Company.

As with the 2006 Amended Director Plan, the automatic grant of stock options would continue to apply to any new Eligible Director who may, in the future, join the Company’s Board. In addition, all Eligible Directors would also receive an automatic grant upon reelection.

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Applicant acknowledges that awards granted under the Director Plan would have a dilutive effect on the shareholders’ equity in the Applicant, but believes that effect would be outweighed by the anticipated benefits of the Director Plan to Applicant and its shareholders.

The Company requests Commission approval of the Director Plan, which plan is substantially identical to the 2006 Director Plan and the 2006 Amended Director Plan previously approved by the Commission. The only significant difference between the 2006 Amended Director Plan and the Director Plan is an increase in the maximum number of shares available for option grants under the Director Plan of 300,000 from the maximum number of shares available for option grants under the 2006 Amended Director Plan of 200,000. The Director Plan is in addition to the 2006 Amended Director Plan.

2.	DISCUSSION

As with the 2006 Director Plan and the 2006 Amended Director Plan, the Director Plan for which approval is sought under this application meets all the requirements of Section 61(a)(3) of the 1940 Act. Specifically, the plan provides that such options:

1.	will expire by their terms within ten years from the date of grant;

2.	will have an exercise price not less than the Fair Market Value of the Company’s Common Stock, at the date of grant;

3.	will be issued pursuant to the Director Plan, which will be submitted to the stockholders for approval at the annual meeting of stockholders to be held on June 5, 2015 and, as requested herein, to be approved by order of the Commission prior to the date of any issuance of stock options under the plan; and

4.	will not be transferable except for disposition by will or the laws of descent and distribution.

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The final requirement under Section 61(a)(3) limits to 25% the amount of the Company’s outstanding voting securities that can be issued upon the exercise of all outstanding warrants, options and rights; provided, however, that this limitation is reduced to 20% if the amount of voting securities issuable to directors, officers and employees exceeds 15% of the Company’s outstanding voting securities. The number of shares issuable under the Director Plan, the 2006 Employee Plan, the 2006 Amended Director Plan, the 2009 Restricted Stock Plan and the 2015 Restricted Stock Plan are well within these thresholds.

Other than those granted or to be granted to its directors, officers and employees pursuant to the 2009 Restricted Stock Plan, the 2015 Restricted Stock Plan, the 2006 Amended Director Plan, the 1996 Employee Plan and the 2006 Employee Plan, the Company currently has no restricted stock, warrants, options or rights to purchase its outstanding voting securities. The aggregate number of shares the Company will issue under the Director Plan will not exceed the limitations in Section 61(a)(3) of the 1940 Act.

In addition, on the Approval Date, the maximum number of voting securities of the Company that would result from the grant of all restricted stock issued or issuable under the 2009 Restricted Stock Plan and 2015 Restricted Stock Plan is 1,246,471 shares, or approximately 5.07% of the 24,590,486 shares of the Company’s Common Stock outstanding on August 28, 2015; the maximum number of voting securities of the Company that would result from the exercise of all options issued or issuable to the Company’s directors under the Director Plan is 300,000 shares, or approximately 1.22% of the 24,590,486 shares of the Company’s Common Stock outstanding on August 28, 2015; the maximum number of voting securities of the Company that would result from the exercise of all options issued or issuable to the Company’s directors under the 2006 Amended Director Plan is 153,000 shares, or approximately 0.62% of

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the 24,590,486 shares of the Company’s Common Stock outstanding on August 28, 2015; the maximum number of voting securities of the Company that would result from the exercise of all options issued or issuable to the Company’s officers and employees under the 2006 Employee Plan is 422,520 shares, or approximately 1.72% of the 24,590,486 shares of the Company’s Common Stock outstanding on August 28, 2015; and the maximum number of voting securities of the Company that would result from the exercise of all options issued or issuable to the Company’s officers and employees under the 1996 Employee Plan is 58,442 shares, or approximately 0.24% of the 24,590,486 shares of the Company’s Common Stock outstanding on August 28, 2015, totaling 2,180,433 shares in the aggregate, or approximately 8.87% of the 24,590,486 shares of the Company’s Common Stock outstanding on August 28, 2015, which is below the percentage limitations in the 1940 Act. No options remain issued, issuable or exercisable under the 1996 Director Plan or the 2006 Director Plan. The number of shares to be issued under the Director Plan will equal 15.95% of the total number of shares that could be issued under the 2009 Restricted Stock Plan, the 2015 Restricted Stock Plan, the 2006 Amended Director Plan, the 2006 Employee Plan and the 1996 Employee Plan and, thus, is not disproportionate to the total number of shares that could be issued under those plans. The actual number of shares for which options are granted under the Director Plan will depend on whether there are changes in the composition of the Board of Directors.

Given the small number of shares of Common Stock issuable upon the exercise of options which may be granted under the Director Plan, even if such options were exercisable immediately, the exercise of stock options under the plan should not, absent extraordinary circumstances, have a substantial dilutive effect on the net asset value of the Common Stock of the Company. Additionally, all options automatically granted under the Director Plan are not

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and will not be exercisable at the date of grant. Such options vest in three annual installments on each of the first three anniversaries of the date of the grant and only if the Eligible Director continues to serve on the Company’s Board. The absence of a substantial dilutive effect along with compliance with each of the conditions of Section 61(a)(3) indicates that the terms of the Director Plan are fair and reasonable and do not involve overreaching of the Company or its stockholders.

Finally, the Eligible Directors have no opportunity to exercise discretion to benefit themselves. The Director Plan is a formula plan, where grants are automatic and pre-determined, so no discretionary Board level functions exist that could present a conflict. The Company submits, therefore, that its proposal to grant certain stock options to Eligible Directors under the terms of the Director Plan meets all requirements of Section 61(a)(3) of the 1940 Act and are fair and reasonable and do not involve any overreaching of the Company or its stockholders.

The Company believes that the options to be granted to its Eligible Directors under the Director Plan will provide significant at-risk incentives to the Company’s Eligible Directors to remain on the Company’s Board and to devote their best efforts to the success of the Company’s business and the enhancement of stockholder value in the future. The options will also provide a means for the Company’s Eligible Directors to increase their ownership interests in the Company, thereby ensuring close alignment of their interests with those of the Company and its stockholders. The options granted pursuant to the Director Plan will have no value unless the price of the Common Stock exceeds the exercise price of such options. Thus, Eligible Directors will benefit from them only to the extent that the Company’s business succeeds and the market value of its Common Stock increases and remains above the exercise price of the options. By providing incentives in the form of such stock options to its Eligible Directors, the Company will

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be better able to maintain continuity in the membership of its Board of Directors and to attract, when necessary, and to retain as Eligible Directors the highly experienced, successful and motivated business and professional people that are critical to the Company’s success as a business development company.

Accordingly, the Company respectfully requests that the Commission issue an order under Section 61(a)(3) of the 1940 Act:

(i)	approving the Director Plan approved by the Board of Directors on March 12, 2015, and subject to approval of the Director Plan by the Company’s stockholders, on the basis that the terms thereof are fair and reasonable and do not involve overreaching of the Company or its stockholders; and

(ii)	approving the grant of options to acquire an aggregate of 300,000 shares of the Company’s Common Stock to be granted under the Director Plan to each newly elected, appointed or reelected Eligible Director in the future, on the terms described herein, on the basis that the terms are fair and reasonable and do not involve overreaching of the Company or its stockholders.

H. REQUEST FOR RELIEF

For the foregoing reasons, the Company requests that the Commission enter an order pursuant to Section 61(a)(3) of the 1940 Act approving the Director Plan.

I. AUTHORIZATION

All actions necessary to authorize the execution and filing of this application under the Company’s charter have been taken and the person signing and filing this application is authorized to do so on behalf of the Company.

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J. COMMUNICATIONS

Pursuant to Rule 0-2(f), the Company hereby states that their address is as follows:

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, New York 10022

Please address any questions, and a copy of any communications, concerning this Application, the Notice and order to:

Marisa T. Silverman

General Counsel

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, NY 10022

(212) 328-2100

and

James G. Silk

Partner

Willkie Farr & Gallagher LLP

1875 K Street NW

Washington, DC 20006

(202) 303-1275

It is desired that the Commission issue an order pursuant to Rule 0-5 without a hearing being held.

Date: September 24, 2015

Medallion Financial Corp.

/s/ Andrew M. Murstein
Andrew M. Murstein
President

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K. EXHIBIT LIST

Exhibit A	Medallion Financial Corp.’s Current Organization

Exhibit B	Medallion Financial Corp. 2015 Non-Employee Director Stock Option Plan

Exhibit C	Verification Required by Rule 0-2(d)

Exhibit D	Resolutions of the Board of Directors Approving the 2015 Non-Employee Director Stock Option Plan

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EXHIBIT A

MEDALLION FINANCIAL CORP.’S CURRENT ORGANIZATION

Medallion Financial Corp.

Legal Structure

Medallion Financial Corp. (Delaware corp.)
Medallion Servicing Corp. (Delaware corp.)
Medallion Consulting Services LLC (Delaware LLC)
Medallion Fine Art, Inc. (Delaware corp.)
Medallion Hamptons Holding LLC (Delaware LLC)
Medallion Capital, Inc. (Minnesota corp.)
MedOreo Co., Inc. (New York corp.) [REC]
Medallion Funding LLC (New York LLC)
Medallion Bank (Utah industrial bank)
Freshstart Venture Capital Corp. (New York corp.)
CDI-LP Holding, Inc. (Minnesota corp.)
Go Green Transit, LLC (DC LLC)
DC Green Taxi, LLC (Delaware LLC)
LAX Group, LLC (Delaware LLC) (majority-owned)
Medallion Financing Trust I (Delaware statutory trust)
Medallion Business Credit (Division of Medallion Financial Corp.)
Taxi Medallion Loan Trust III (Delaware statutory trust)
Medallion Motorsports LLC (Delaware LLC) (majority-owned)
Medallion Funding Chicago Corp. (Delaware corp.)(1)
Medallion Funding Chicago Corp. I (Delaware corp.)(1)
Medallion Funding Chicago Corp. II (Delaware corp.)(1)
Medallion Funding Chicago Corp. III (Delaware corp.)(1)
Medallion Funding Chicago Corp. IV (Delaware corp.)(1)
Medallion Funding Chicago Corp. V (Delaware corp.)(1)
MCCAB I Corp. (Illinois corp.)(1)
MCCAB II Corp. (Illinois corp.)(1)
MCCAB III Corp. (Illinois corp.)(1)
MCCAB IV Corp. (Illinois corp.)(1)
MCCAB VI Corp. (Illinois corp.)(1)
MCCAB VII Corp. (Illinois corp.)(1)
MCCAB VIII Corp. (Illinois corp.)(1)
MCCAB IX Corp. (Illinois corp.)(1)
MCCAB X Corp. (Illinois corp.)(1)
MCCAB XI Corp. (Illinois corp.)(1)
MCCAB XII Corp. (Illinois corp.)(1)
MCCAB XIII Corp. (Illinois corp.)(1)
MCCAB XIV Corp. (Illinois corp.)(1)
MCCAB XV Corp. (Illinois corp.)(1)
MCCAB XVII Corp. (Illinois corp.)(1)
MCCAB XVIII Corp. (Illinois corp.)(1)
MCCAB XIX Corp. (Illinois corp.)(1)
MCCAB XX Corp. (Illinois corp.)(1)
MCCAB XXI Corp. (Illinois corp.)(1)
MCCAB XXII Corp. (Illinois corp.)(1)
MCCAB XXIII Corp. (Illinois corp.)(1)
MCCAB XXIV Corp. (Illinois corp.)(1)

(1) Formed for purpose of owning and leasing repossessed Chicago taxicab medallions.

A-1

EXHIBIT B

MEDALLION FINANCIAL CORP.

2015 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

1.	Definitions

In the Plan, except where the context otherwise indicates, the following definitions apply:

1.1. “1940 Act” means the Investment Company Act of 1940, as amended.

1.2. “Affiliate” means parent or subsidiary corporations of the Company, as defined in Sections 424(e) and (f) of the Code (but substituting “the Company” for “employer corporation”), including parents or subsidiaries of the Company which become such after adoption of the Plan.

1.3. “Agreement” means a written agreement granting an Option that is executed by the Company and the Optionee.

1.4. “Board” means the Board of Directors of the Company.

1.5. “Code” means the Internal Revenue Code of 1986, as amended.

1.6. “Commission” means the U.S. Securities and Exchange Commission.

1.7. “Common Stock” means the common stock, par value $.01 per share, of the Company.

1.8. “Company” means Medallion Financial Corp., a Delaware corporation.

1.9. “Date of Exercise” means the date on which the Company receives notice of the exercise of an Option in accordance with the terms of Article 7.

1.10. “Date of Grant” means the date on which an Option is granted under the Plan.

1.11. “Director” means a member of the Board.

1.12. “Eligible Director” means any Director who is not an Employee or officer of the Company or an Affiliate.

1.13. “Effective Date” means the date on which the Plan is adopted by the Board, approved by the Company’s stockholders and approved by the Commission.

1.14. “Employee” means any employee of the Company or an Affiliate.

1.15. “Fair Market Value” means the closing price of the Common Stock as reported in the Wall Street Journal, Northeast Edition, as quoted on the NASDAQ Global Select Market on the date of grant, or if no such market value exists, the fair market value of a Share as determined by the Board pursuant to a reasonable method adopted in good faith for such purpose.

1.16. “Option” means an option to purchase Shares granted under the Plan. Options granted under the Plan are not intended to be, and shall not be treated as “incentive stock options” under Section 422 of the Code.

1.17. “Option Period” means the period during which an Option may be exercised.

1.18. “Option Price” means the price per Share at which an Option may be exercised; provided, however, that the Option Price shall not be less than the Fair Market Value as of the Date of Grant. The Option Price of any Option shall be subject to adjustment to the extent provided in Article 9 hereof, subject to Section 6.4 hereof.

1.19. “Optionee” means an Eligible Director to whom an Option has been granted.

1.20. “Plan” means this Medallion Financial Corp. 2015 Non-Employee Director Stock Option Plan.

1.21. “Share” means a share of Common Stock.

2.	Purpose

The Plan is intended to assist the Company in attracting and retaining qualified persons to serve on the Board and to encourage ownership of stock of the Company by such Directors so as to provide additional incentives to promote the success of the Company.

3.	Administration

Grants of Options under the Plan shall be automatic as provided in Sections 6.1. However, all questions of interpretation with respect to the Plan and Options granted under it shall be determined by the Board and such determination shall be final and binding upon all persons having an interest in the Plan.

4.	Eligibility

Options may be granted only to Eligible Directors.

5.	Stock Subject to the Plan

5.1. Subject to adjustment as provided in Article 9, the maximum number of Shares that may be issued under the Plan is 300,000 Shares.

5.2. If an Option expires or terminates for any reason without having been fully exercised, the unissued Shares which had been subject to such Option shall become available for the grant of additional Options.

6.	Options

6.1. At each annual meeting of the stockholders of the Company after the Effective Date of the Plan, each Eligible Director elected or re-elected at such meeting to a three-year term shall automatically be granted upon such election an Option to purchase 12,000 shares of Common

Stock at the then current Fair Market Value. In addition, upon the election of an Eligible Director to the Board other than at an annual meeting of stockholders (whether by the Board or the stockholders and whether to fill a vacancy or otherwise), each such Eligible Director shall automatically be granted an Option to purchase that number of shares that is determined by multiplying 12,000 by a fraction, the numerator of which shall equal the number of whole months remaining in the newly elected Director’s term and the denominator of which shall be 36. For example, if an Eligible Director is elected to an 18 month term of office and an Eligible Director elected to a full three year term of office would have received an Option to purchase 12,000 shares of Common Stock, then the Eligible Director elected to the 18 month term would receive an Option to purchase 6,000 shares of Common Stock. Each Option granted under the Plan shall be evidenced by an Agreement that specifies the terms and conditions of the grant. Options granted to Eligible Directors shall be subject to the terms and conditions set forth in this Article 6 and such other terms and conditions not inconsistent with the Plan as the Board may specify.

6.2. The term of each Option granted under the Plan shall be ten years from the Date of Grant.

6.3. Options granted under the Plan shall become exercisable at each annual meeting of stockholders beginning on the first annual meeting of stockholders following the Date of Grant with respect to one-third the number of shares covered by such Option. Directors holding exercisable Options under the Plan who cease to be Eligible Directors for any reason, other than permanent disability or death or removal for cause, may exercise the rights they had under such Options at the time they ceased being an Eligible Director for three months following the date on which such Director ceased to be an Eligible Director; provided, however, no additional Options held by such Directors shall become exercisable thereafter. In the event of removal of the Eligible Director for cause, all outstanding options held by such Eligible Director shall terminate as of the date of the Eligible Director’s removal. Upon the permanent disability or death of a Director, those entitled to do so under the Director’s will or the laws of descent and distribution shall have the right, at any time within twelve months after the date of permanent disability or death, to exercise in whole or in part any rights which were available to the Director at the time of his or her death. Options granted under the Plan shall terminate, and no rights thereunder may be exercised, after the expiration of ten years from their Date of Grant.

6.4. Notwithstanding anything to the contrary in the Plan, without the approval of the stockholders of the Company, no Option shall be issued in exchange for or as a reissuance of any outstanding Option or, except for the payment of cash dividends as provided in Section 9.2, the Option Price for any outstanding Option shall not be changed, if the effect of such exchange or change would be to reduce the Option Price for any outstanding Option, except as necessary to reflect the effect of a stock split, stock dividend or similar event in which case such exchange or change shall be subject to Section 9.1 hereof. The Board, however, will not adjust the Option Price, unless the Company receives written confirmation from the staff of the Commission or an order from the Commission permitting such adjustment.

7.	Exercise of Options

7.1. An Option may, subject to the terms of the applicable Agreement under which it is granted, be exercised in whole or in part by the delivery to the Company of written notice of the exercise, in such form as the Board may prescribe, accompanied by full payment of the Option Price for the Shares with respect to which the Option is exercised as provided in Section 7.2 hereof.

7.2. Payment of the aggregate Option Price for the Shares with respect to which an Option is being exercised shall be made in cash; provided, however, that the Board, in its sole discretion, may provide in an Agreement that part or all of such payment may be made by the Optionee by delivery on a form prescribed by the Board of a properly executed exercise notice and irrevocable instructions to a registered securities broker to sell Shares and promptly deliver cash to the Company.

8.	Restrictions on Transfer

Options shall not be transferable other than by will or the laws of descent and distribution. An Option may be exercised during the Optionee’s lifetime only by the Optionee or, in the event of his or her permanent disability, by his or her legal representative. The Shares acquired pursuant to the Plan shall be subject to such restrictions and agreements regarding sale, assignment, encumbrances, or other transfers or dispositions thereof (i) as the Board shall deem appropriate and (ii) as are required by applicable law.

9.	Capital Adjustments

9.1. Effective upon the receipt of the requisite approval of the Plan by the Commission, in the event of any change in the outstanding Common Stock by reason of any stock dividend, split-up (or reverse stock split), recapitalization, reclassification, reorganization, reincorporation, combination or exchange of shares, merger, consolidation, liquidation or similar change in corporate structure, the Board shall, in its discretion and to the minimum extent necessary to compensate for the effect thereof, provide for a substitution for or adjustment in (i) the number and class of Shares subject to outstanding Options, (ii) the Option Price of outstanding Options, (iii) the aggregate number and class of Shares that may be issued under the Plan and (iv) the maximum number of Shares with respect to which an Eligible Director may be granted Options during the period specified in Section 6.3.

9.2 In order to preserve an Eligible Director’s rights under an Option in the event of a consolidation or merger of the Company with another corporation, or the sale or exchange of all or substantially all of the assets of the Company or a reorganization or liquidation of the Company or any similar change in control of the Company, the Board in its discretion subject to applicable law may at any time take one or more of the following actions: (i) provide for acceleration of any time period relating to the exercise or payment of the Option, (ii) provide for payment to the Eligible Director of cash or other property with a fair market value equal to the amount that would have been received upon the exercise or payment of the Option had the Option been exercised or paid upon the change in control, (iii) adjust the terms of the Option in a manner determined by the Board to reflect the change in control, (iv) cause the Option to be assumed, or new rights substituted thereof, by another entity, or (v) make such other provision as the Board may consider equitable to the Eligible Director and in the best interests of the Company.

10.	Termination or Amendment

The Board may amend, alter, suspend or terminate the Plan in any respect at any time and to the extent permitted by, and consistent with, exemptive or other relief that may be granted by the Commission; provided, however, that after the Plan has been approved by the stockholders of the Company, no amendment, alteration, suspension or termination of the Plan shall be made by the Board without approval of (i) the Company’s stockholders to the extent stockholder approval is required by applicable law or regulations or the requirements of the principal exchange or interdealer quotation system on which the Common Stock is listed, if any, and (ii) each affected Optionee if such amendment, alteration, suspension or termination would adversely affect his or her rights or obligations under any Option granted prior to the date of such amendment, alteration, suspension or termination. No Option may be granted under the Plan during any suspension or after termination of the Plan.

11.	Modification, Extension and Renewal of Options; Substituted Options

11.1. Subject to the terms and conditions of the Plan and to the extent permitted by, and consistent with, exemptive or other relief that may be granted by the Commission, the Board may modify, extend or renew the terms of any outstanding Options, or accept the surrender of outstanding Options granted under the Plan or options granted under any other plan of the Company or an Affiliate (to the extent not theretofore exercised) and authorize the granting of new Options in substitution therefor (to the extent not theretofore exercised). Subject to Section 6.4, any such substituted Options may specify a longer term than the surrendered options or have any other provisions that are authorized by the Plan. Notwithstanding the foregoing, however, no modification of an Option shall, without the consent of the Optionee, alter or impair any of the Optionee’s rights or obligations under such Option.

11.2. Anything contained herein to the contrary notwithstanding, Options may, at the discretion of the Board, be granted under the Plan in substitution for options to purchase shares of capital stock of another corporation which is merged into, consolidated with, or all or a substantial portion of the property or stock of which is acquired by, the Company or one of its Affiliates. The terms and conditions of the substitute Options so granted may vary from the terms and conditions set forth in the Plan to such extent as the Board may deem appropriate in order to conform, in whole or part, to the provisions of the options in substitution for which they are granted.

12.	Effectiveness of the Plan

The Plan and any amendment thereto shall be effective on the Effective Date.

13.	Withholding

The Company’s obligation to issue or deliver Shares or pay any amount pursuant to the terms of any Option shall be subject to the satisfaction of applicable federal, state and local tax withholding requirements. To the extent provided in the applicable Agreement and to the extent permitted by, and consistent with, exemptive or other relief that may be granted by the Commission and in accordance with rules prescribed by the Board, an Optionee may satisfy any such withholding tax obligation by any of the following means or by a combination of such means: (i) tendering a cash payment, (ii) authorizing the Company to withhold Shares otherwise issuable to the Optionee (in an amount that does not exceed the statutory minimum withholding rate), or (iii) delivering to the Company already owned and unencumbered Shares.

14.	Term of the Plan

Unless sooner terminated by the Board pursuant to Section 10, the Plan shall terminate on February 15, 2026, and no Options may be granted after such date. The termination of the Plan shall not affect the validity of any Option outstanding on the date of termination.

15.	Indemnification of Board

In addition to such other rights of indemnification as they may have as Directors or as members of the Board, the members of the Board shall be indemnified by the Company against the reasonable expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Option granted hereunder, and against all amounts reasonably paid by them in settlement thereof or paid by them in satisfaction of a judgment in any such action, suit or proceeding, if such members acted in good faith and in a manner which they believed to be in, and not opposed to, the best interests of the Company.

16.	General Provisions

16.1. The establishment of the Plan shall not confer upon any Eligible Director any legal or equitable right against the Company, any Affiliate or the Board, except as expressly provided in the Plan.

16.2. Neither the Plan, nor the granting of an Option or any other action taken pursuant to the Plan, shall constitute an agreement or understanding, express or implied, that the Company will retain an Optionee as a Director for any period of time or at any particular rate of compensation. No Director shall have any rights as a stockholder with respect to the shares covered by his or her Option until the date he or she exercises such Option and pays the Option price to the Company, and no adjustment will be made for dividends or other rights for which the record date is prior to the date such Option is exercised and paid for.

16.3. Neither the adoption of the Plan nor its submission to the stockholders, shall be taken to impose any limitations on the powers of the Company or its Affiliates to issue, grant, or assume options, warrants, rights, or restricted stock, otherwise than under the Plan, or to adopt other stock option or restricted stock plans or to impose any requirement of stockholder approval upon the same.

16.4. The interests of any Eligible Director under the Plan are not subject to the claims of creditors and may not, in any way, be assigned, alienated or encumbered except as provided in an Agreement.

16.5. The Plan shall be governed, construed and administered in accordance with the laws of the State of Delaware without regard to any rules regarding conflict-of-law or choice-of-law.

16.6. No provision of the Plan shall contravene any portion of the 1940 Act or the terms and conditions of the exemptive application requesting relief for the 2015 Non-Employee Director Stock Option Plan, and in the event of any conflict between the provisions of the Plan or any award and the 1940 Act, the applicable section of the 1940 Act shall control and all Options under the Plan shall be so modified. All Optionees holding such modified Options shall be notified of the changes to their Options and such change shall be binding on such Optionees.

16.7. All certificates for Shares issued pursuant to the Plan shall be subject to such stock transfer orders and other restrictions as the Board may deem advisable under the rules, regulations and other requirements of the Commission, any stock exchange or interdealer quotation system upon which the Common Stock is then listed or quoted, and any applicable federal or state securities laws. The Board may place a legend or legends on any such certificates to make appropriate reference to such restrictions. The certificates for Shares acquired pursuant to an Option may also include any legend which the Board deems appropriate to reflect restrictions contained in the Plan or in the applicable Agreement or to comply with the Delaware General Corporation Law.

16.8. The Company shall not be required to issue any certificate or certificates for Shares upon the exercise of Options, or record any person as a holder of record of such Shares, without obtaining, to the complete satisfaction of the Board, the approval of all regulatory bodies deemed necessary by the Board, and without complying to the Board’s complete satisfaction, with all rules and regulations, under federal, state or local law deemed applicable by the Board.

EXHIBIT C

VERIFICATION REQUIRED BY RULE 0-2(d)

The undersigned states that he has duly executed the attached exemptive application dated September 24, 2015 for and on behalf of Medallion Financial Corp.; that he is President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Andrew M. Murstein
Andrew M. Murstein
President

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EXHIBIT D

RESOLUTIONS OF THE BOARD OF DIRECTORS APPROVING

THE 2015 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

RESOLVED, that the 2015 Non-Employee Director Stock Option Plan (the “2015 Director Plan”), substantially in the form attached hereto, be, and hereby is, approved and adopted, subject to the approval of the stockholders of the Company at the annual meeting and receipt of SEC exemptive relief; and

RESOLVED FURTHER, that in connection with the adoption of the 2015 Director Plan, that the Company hereby reserves 300,000 shares of common stock, par value $.01 per share, of the Company for issuance as may be required from time to time in connection with the future exercise of the options issuable pursuant to the 2015 Director Plan; and

RESOLVED FURTHER, that the officers of the Company be, and each acting alone is, hereby authorized, empowered and directed, for and on behalf and in the name of the Company, to take such further action as may be required, such as filing an exemptive application with the Securities and Exchange Commission, in order to effectuate the 2015 Director Plan.

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